UNITED STATES

                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             Form 10-SB - A-1
                              Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS

                                ISSUERS
     Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           RecycleNet Corporation
             --------------------------------------------
            (Name of Small business Issuer in its charter)


             Utah                                      87-0301924
     -----------------------               ----------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
 incorporation or organization)


7 Darren Place, Guelph, ON.                 NIH  6J2 Canada
--------------------------                 ----------------
(Address of principal executive               (Zip Code)
 offices)

Issuer's telephone number (519)-767-2913

Securities to be registered under Section 12 (b) of the Act:

          Title of each class           Name of each exchange on which
          to be so registered           Each class is to be registered

                 N/A                                N/A
         ---------------------          -------------------------------

 Securities to be registered under Section 12(g) of the Act:

                     Common Shares, Par value $.01
                     -----------------------------

                             (Title of Class)


 ______________________________________________________________________

                             (Title of Class)

                               PART 1

 PART 1, ITEM 1(a)

 DESCRIPTION OF BUSINESS
 -----------------------

 RecycleNet Corporation ("Company") is a Utah corporation originally incorporated on December 29, 1961. The Company
 (formerly named The Garbalizer Machinery Corporation) was formally reorganized on March 19, 1999 and the name was changed to RecycleNet Corporation.

 Neither the Company as presently constituted nor any of its predecessors has filed for any bankruptcy, receivership, or similar proceedings.

 Prior to the March 19, 1999 reorganization, the assets less liabilities of Garbalizer Machinery Corporation were sold to Garb-Oil & Power Corporation (Utah). The Company engaged in reverse share acquisition reorganization with RecycleNet (Ontario) a company originally incorporated on December 22, 1997, under the laws of the province of Ontario, Canada. As a result of that reorganization, shareholders of RecycleNet (Ontario) exchanged their common shares in that company for Class N voting, non-equity shares of Garbalizer Machinery Corporation. The Class N shares are exchangeable into common shares of Garbalizer Machinery Corporation (on a one Class N share for one common share basis).

 As at November 15, 1999 the Company has authorized 150,000,000 common shares with 10,643,941 common shares and 68,130,269 Class
 N shares outstanding.

 The Company is engaged in providing Internet web services and E-Commerce services to both the business-to-business and business-to-consumer communities.

 PART 1, ITEM 1(B)

 INDUSTRY BACKGROUND - GROWTH OF THE INTERNET AND ON LINE COMMERCE
 -----------------------------------------------------------------

 The Internet has emerged as a global medium enabling millions of people world wide to share information, communicate, and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Web users will grow from approximately 150,000,000 worldwide in 1998 to approximately 500,000,000 worldwide by the end of 2003. Since its emergence as a mass communications medium, the Internet has features and functions that are unavailable in traditional media. As a result, the Internet has quickly emerged as a success-critical medium. According to Jupiter Communications, Internet advertising and promotion is projected to grow from approximately $1.9 billion in 1998 to $7.7 billion in 2002. Also, according to Forrester Research, business-to-business Internet advertising and promotion is projected to grow from $290 million in 1998 to approximately $2.6 billion in 2002. Finally, according to Forrester research, business-to-business electronic commerce is projected to grow from $17 billion in 1998 to $327 billion in 2002.

 The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $40 billion world wide in 1998 to approximately $900 billion world wide in 2003. Companies focused on facilitating and conducting transactions between businesses over the Internet typically use the Internet to offer products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase or trade. The Internet gives these companies the opportunity to develop relationships with customers world wide from a central location without having to make significant investments required to develop wholesale or retail facilities or develop printing and mailing infrastructure associated with traditional direct marketing activities. As such, there are significant benefits in business-to-business and business-to-consumer transactions over the Internet.

 PART 1, ITEM 1(c)

 THE COMPANY'S WEB SITES
 -----------------------

 The Company has developed a wide variety of Internet based information technology services/products, which are available globally through several web sites owned by the Company. The web sites are:
             1) Recycler's World - a world wide trading site for information relating to secondary or recyclable commodities, by-products, and used and surplus items or materials. It can be accessed at www.recycle.net

             2) C.R.U.M.B. (Crumb Rubber Universal Marketing Bureau)-Established in 1997 as a global business-to-business resource and source of information specializing in crumb rubber trade. Crumb rubber is the product of shredding and granulating tires to a fine particulate consistency. This site can be accessed at www.rubber.com/crumb

             3) auto.recycle.net - This site facilitates an Internet used vehicle marketplace.

             4) equip.recycle.net - This site provides on line access to a used equipment marketplace.

             5) used.recycle.net - This site provides access to a used and collectable marketplace.

             6) SEC-MAT- A site providing secondary materials and commodities clearing house functions. This site can be accessed at www.sec-mat.com

 Each of the industries specific web sites functions as a business-to-business trading resource and a business-to-consumer marketplace. RecycleNet Corporation derives its revenues from three business segments, namely Internet portal services, proprietary exchange software and E-commerce services. Within those segments are revenues from businesses and persons advertising on the web pages, construction of web pages by the Company for others, HTML Link fees and subscription fees from persons and businesses listed in the directories listed below. Also, the Company believes that fees to be generated from activities associated with
 "E-Commerce" as discussed herein will provide significant future revenue to the Company.

 PART 1, ITEM 1(d)

 INTERNET PORTAL SERVICES
 ------------------------
 The Recycler's World web site functions as a "front door" or portal to information on the waste/recycling industry and trading of secondary commodities and used items. In it's capacity as an industry specific Internet portal, the Recycler's World provides the following on line services:

 Trade Directory:
 ----------------
 The Recycler's World web site maintains a recycling industry trade directory that lists Traders & Recyclers from around the world. The Recycler's World Trade Directory is freely accessible to anyone with Internet access. It is organized alphabetically and by industry specialization or sector. Directory listings for companies include full contact information, and e-mail reply form and links to the Company's own web site where applicable.

 Equipment Directory:
 -------------------
 The Recycler's World web site maintains a recycling equipment directory that lists OEM Equipment Manufactures and distributors from around the world and is organized alphabetically, by industry specialization or sector and by equipment type. Directory listings for companies include full contact information and e-mail reply form and links to the Company's web site where applicable.

 Association Directory:
 ----------------------
 The Recycler's World web site maintains a recycling industry association directory that lists member based recycling organizations from around the world and is organized alphabetically and by industry specialization or sector. It includes directory listings for associations with full contact information, and e-mail form and links to the association's web site where applicable.

 Publication Directory:
 ----------------------
  The Recycler's World web site maintains a recycling industry publication directory that lists recycling related publications from around the world and is organized alphabetically and by industry specialization or sector. Directory listings for publications, journals and magazines include full contact information and e-mail reply forms and links to the publication's web site where applicable.

 Exchange Directory:
 -------------------
 The Recycler's World web site maintains a directory that lists recycling related information or commodity exchanges from around the world and is organized alphabetically and by industry specialization or sector. Directory listings for exchanges include full contact information, and e-mail reply form and links to the exchange's web site where applicable.

 Industry Specific E-mail Forums:
 --------------------------------
 This is free for the general industry and public to view and interact with each other and is organized by industry specialization or sector. These e-mail based forums provide subscribers with a free system for exchanging industry/sector specific news, questions and answers, comments, technical bulletins, among others.

 Home Pages, Web Site Hosting and Internet Service Provider Services:
 -------------------------------------------------------------------

 The Company provides development, consulting and hosting services for the general industry and public to view and interact with each other. A corporate home page on a web site functions to promote a company's products and services. Elements included on a home page or web site may also facilitate e-commerce for that particular company. The Company also provides custom Internet dial-up access and services.

 Targeted Graphic Advertising:
 -----------------------------

 Targeted graphic advertising opportunities exist throughout the more than 7,000 web pages within the Company's web site, Recycler's World. Comparative statistics show that advertisers pay more for targeted ads than for general ads. Also attracted are small to mid-sized advertisers due to the cost effective advertising that reaches highly targeted user bases.



 PART 1, ITEM (e)

 INTERNET EXCHANGE SOFTWARE
 --------------------------

 The Company has developed several Internet server based software products and services. These value enhanced added software products/services provide users with the ability to enhance their presence on the Internet, generate and/or receive high quality sales lead related information, and respond more effectively and efficiently to qualified sales leads. The software products and services include:

 The Recycler's Exchange:
 -----------------------
 The Recycler's Exchange is a free buy/sell/trade listing service that allows anyone with internet access to post any items they wish to buy, sell or trade. The Recycler's Exchange has over 177 categories and covers the spectrum of used items, used equipment, waste & scrap materials, a $ 300 billion/year industry.

 On-line Inventory Service:
 --------------------------
 The On-line Inventory Service is a server-based software that enables a customer to create dynamic web pages off their entire inventory. Customers have the ability to update their pages on-line "at will" and may also include pictures of the items listed. Items listed in the On-line Inventory Service are also integrated into The Recycler's Exchange.

 On-Line Market Price System:
 ---------------------------

 The On-Line Market Price System is a server-based software that enables customers to list their over-the-scale buying prices for specific items or grades of materials they wish to purchase. The On-Line Market Price System is dynamic, customers can edit their prices "at will" and the terms are unique to F.O.B. (shipping point) and grade.

 The RecycleNet Composite Index:
 ------------------------------

 The RecycleNet Composite Index provides real time market trend information by taking a snapshot of the On-Line Market Price
 System. The RecycleNet Composite Index is available both on-line and through a subscription service.

 Xchange Listing Service:
 ------------------------

 This Xchange Listing Service software enables customers to create a dynamic set of web pages listing all items they wish to buy or sell. Customers have the ability to update their pages on-line "at will" and may also include pictures of the items listed. Items listed in Xchange Listing Service are also integrated into The Recycler's Exchange.

 Turn-Key Internet Exchange Software:
 ------------------------------------

 The Turn-Key Internet Exchange Software is a server-based software provides customers with a turn-key business opportunity and enables customers to operate their own distinct Internet based exchange business.

 PART 1, ITEM (f)

 E-COMMERCE
 ----------

 The Company operates a secure server to support electronic commerce and services. The Company is currently developing additional services that incorporate e-commerce features. These services will enable customers to conduct secure financial transactions over the Internet.

 One such service under development is the Company's Secondary Commodity Clearing Service. This e-commerce based service will allow RecycleNet Corporation to retain a portion of the transactional value of the goods traded via the system. The company anticipates an average fee of 10% of the value of the goods traded. The company is unable to estimate the proportion of market share it can capture. It is estimated that the North American marketplace for recycled commodities exceeds 300 billion dollars per year in trade.

 The Company believes a strategic opportunity exists related to the distribution of hardware and software supporting e-cash transactions. E-cash is a system of electronically transferring cash values using Smart Card technology. A Smart Card resembles a standard plastic credit card (including the magnetic strip on the reverse side) and has a small gold-embossed silicon chip embedded on the card in which data is stored including cash balances owned by the holder. The evolution of e-cash is a new and dynamic dimension to e-commerce, over and above the existing credit card transaction technology. The Company believes that the e-cash system is uniquely compatible to the trading of goods, commodities and services.

 The Company believes that the Internet system and it's associated technologies such as email, world wide web, instant messaging, e-commerce, among others, provides the potential for any person or company in any industry to conduct business electronically. The exchange of goods among individuals and business traditionally has been conducted through trading forums such as classified advertisements, newsletters, person to person trading and other similar devices which had historically been inefficient for many reasons including the difficulty and expense for buyers and sellers traditionally to meet, exchange information and complete transactions, limited varieties in goods offered by any single individual or trader, high transaction costs, lack of a reliable and efficient means of setting prices for sales and purchases.

 The Company believes it has developed and continues to develop targeted and trade specific information technology services/products, which may be used by companies for e-commerce and other trade related purposes. These services/products assist companies and individuals in harnessing the potential that the Internet offers. Further, these services are constantly evolving to accommodate new technology, customer feedback, and regulatory requirements. The Company plans to continue to develop additional services.

 PART 1, ITEM (g)

 MARKETING
 ---------

 The Company's marketing strategy is designed to strengthen and increase brand awareness, increase customer traffic to the web sites, build customer loyalty, encourage repeat site visitation and develop incremental product and service revenue opportunities.
  The Company believes that the design of its web sites applies technology to deliver personalized service programs to insure customer satisfaction and loyalty. The Company's goal is to attract industry decision makers to its web sites on a regular and consistent basis by developing and providing customer and free services. Marketing strategy consists of traditional print media advertising, direct and indirect outbound e-mail advertising, Internet advertising, trade show participation, trade association partnerships and strategic alliances with other media and related companies and organizations.

 PART 1, ITEM (h)

 COMPANY HISTORY
 ---------------

 Prior to May 1995, Paul Roszel, an officer, director and principal shareholder of the Company published a newsletter entitled "The Recycler's Exchange". This newsletter was published for a period of approximately seven years and was a regional recycling industry newsletter that circulated to an estimated 3,200 recycling based businesses in Ontario, Canada. In late 1994, as the popularity of the Internet grew, Mr. Roszel began work on physically developing the concept of an electronic format web site to distribute the Recycler's Exchange information world wide via the world wide web and e-mail. Thus, the Recycler's Exchange evolved from a printed newsletter with limited distribution to one electronically distributed worldwide. The web site was activated on-line on May 1, 1995.

 During the early development stages, (1995-1997) RecycleNet was operated as a sole proprietorship by Mr. Roszel. RecycleNet
 Corporation (an Ontario private corporation) was incorporated on December 22, 1997.

 During 1998, RecycleNet Corporation participated in an electronic cash pilot program, which was conducted by Mondex Canada.

 On February 25, 1999, RecycleNet Corporation (Ontario) entered into a reorganization agreement with Garbalizer Machinery Corporation of Utah, a company whose shares are publicly traded on the over the counter bulletin board utilizing the symbol "GARM". On March 19, 1999, the reorganization was consummated with Garbalizer Machinery Corporation surviving and changing its name to RecycleNet Corporation (a Utah corporation) and acquiring all of the common shares of RecycleNet Corporation (Ontario) for shares of the Utah Company. The Company has retained the market symbol "GARM" as its market symbol and as an acronym for the slogan, "Global Access to Recycling Markets".

 In the past four years, the Company has developed and implemented a broad range of software solutions including site management, sales management, search, customer interaction, and transaction processing systems using a combination of proprietary custom designed technologies and commercially available, license technologies. The scaleable structure of the Company's hardware and software allows for rapid deployment of new web site features and services, while maintaining user performance standards. In the rapidly changing Internet environment, the ability to update an application to stay current with new technologies it's custom designed systems and flexible data base design allow for the addition, modification, or replacement of web site content in a cost efficient and expeditious manner.

 The Company currently uses UNIX BSD and APACHE software as its web server. Its Internet servers are located in Cambridge, Ontario, Canada. Supervisory staff provide professional Internet hosting facilities and redundant high speed Internet connectivity. Supervisory staff provide monitoring and support 24 hours a day, 7 days a week, supplementing the system administrators.

 The Company has developed it's own content and web site management tools to facilitate the maintenance and updating of it's web sites. Web site management tools enable the company's staff to update its web sites from remote locations throughout the day.

 The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, and changing customer demands. Accordingly, the Company's future success may depend on it's ability to adapt to rapidly changing technologies, to adapt it's services to evolving industry standards and to continually improve the performance, features and reliability of it's service in response to competitive service and product offerings and evolving demands of the market place. The failure of the Company to adapt to such changes would harm the Company's business. In addition, the wide spread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the Company to modify or adapt it's services or infrastructure.

 PART 1, ITEM (i)

 NEW AND EXISTING REGULATIONS OF THE INTERNET
 --------------------------------------------

 The Company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Currently, there are relatively few laws specifically directed towards on-line services. Due to the increasing popularity and use of the Internet and on-line services, however, it is possible that laws and regulations will be adopted with respect to the Internet or on-line services. These laws and regulations could cover issues such as on-line contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing these issues is uncertain. The application of current and future laws to persons doing business on the internet would not likely have a harmful effect or result in a competitive disadvantage to the Company inasmuch as all entities doing business on the internet would likely be subject to the same regulations and laws.

 PART 1, ITEM (j)

 EMPLOYEES
 ---------
 The Company has no employees. All management and staff are retained on a contract basis as required under a related party transaction with Inter-Continental Recycling Inc.

 PART 1, ITEM (k)

 FACILITES
 ---------
 The Company maintains shared office space at 7 Darren Place, Guelph Ontario Canada and this space is provided at no charge to the company by Inter-Continental Recycling Inc.

 PART 1, ITEM (l)

 LEGAL PROCEEDINGS
 -----------------
 Neither the Company nor any of it's officers, directors or greater than 10% beneficial shareholders are involved in any litigation or legal proceedings involving the business of the Company.


 PART 1, ITEM (m)

 COMPETITION
 -----------
 The market for business-to-business trade focused Internet web sites is new and quickly evolving. Competition for advertising, electronic commerce and business users is intense and will increase substantially in the future. Technological barriers to entry by competitors are relatively insignificant.

 Management expects to face intensified competition in the future from traditional trade publishers, such as McGraw Hill, Penton Media, directory registry companies, such as Thomas Register, as well as from Internet search engine companies, trade associations, etc. The Company also competes with traditional forms of business-to-business advertising and commerce, such as trade magazines, trade shows, and trade associations for advertisers.

 It is Management's opinion that the number of business to business Internet companies relying on Internet-based advertising revenue will increase greatly in the future, which may increase pricing pressure on our advertising rates.

PART 1, ITEM 2   MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                 ------------------------------------------------

 PART 1, ITEM 2(a)

 FORWARD LOOKING STATEMENTS

 Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "intends," "will," and words of similar import. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements for many reasons, including the various risks that the Company faces as described below, elsewhere in this document and in other documents that the Company files with the SEC.

 The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the financial statements and notes related thereto, included elsewhere in this report.

 PART 1, ITEM 2(B)

 OVERVIEW
 --------

 RecycleNet Corporation is recognized internationally as a pioneer and leader, providing dynamic and business critical Internet based information technology services. RecycleNet Corporation provides "Global Access to Recycling Markets" (GARM) through dynamic Internet portals that facilitate e-commerce trading. The Company's web sites are described in "Item 1.c. Description of Business" above.

 PART 1, ITEM 2(C)

 RESULTS OF OPERATIONS
 ---------------------

 ITEM 2(C) 1.  GENERAL
                    -------
 RecycleNet Corporation (an Ontario Private Corporation) was incorporated on December 22, 1997 and purchased the ongoing business proprietorship of Mr. Paul Roszel. The Company operated its business activities and continued to expand its operations throughout the following period.

 On March 19, 1999, RecycleNet Corporation (an Ontario Private Corporation) completed a reverse share acquisition with the Garbalizer Machinery Corporation, A Utah Corporation. RecycleNet Corporation (Ontario) since it's inception, has provided Internet services and has received all of its sales revenue from these activities. All of the previous business activities of Garbalizer Machinery Corporation have not continued on in the new parent. Consequently, all of the following financial cata being discussed will not compare any Garbalizer Machinery Corporation figures with it's relevant comparisons.

 Throughout the reporting periods shown hereafter, commone stock was issued for various items (ie. business & start-up costs; merger costs; professional fees and marketing expenses). United States generally accepted accounting principles requires that we value these shares at reasonable current values when issued. Consequently, the paid-in-capital of the Company records as received a substantial paid-in capital and the consolidated statement of operations records a correspondingly large expense.

 To assist the readers of these financial statements, we have reported nornal opreational sales and expenses resulting in an operating loss before special expenses.

 We have itemized the speical expenses below that are not cash paid expenses and did not result from any payments from our bank accounts.

 ITEM 2(C) 2. SALES REVENUES
              --------------

                  January 1, 1999-     January 1, 1998-  JANUARY 1, 1998-
                 September 30, 1999   September 30, 1998 December 31, 1998
                 ------------------   ------------------ -----------------
 Sales
 Revenues-US $       $316,300             $75,700            $100,900


 Sales revenues for the period January 1, 1999 to September 30,
 1999 were $316,300, a 313% increase over the annual previous year's sales of $100,900, and a 417% increase or $240,600 over the similar period of 1998.

 These favorable sales figures continue to support the high level of service delivered to our clients with their resulting increase in traffic at our web sites as well as sales being recorded in our Andela subsidiary in 1999.

ITEM 2(c) 3. OPERATING EXPENSES
             ------------------
 Treating our operating expenses with a similar discussion as we detailed above with our sales revenues, below is a table comparison of the expenses for the reporting periods.


                   January 1, 1999-     January 1, 1998-    January 1, 1998-
                  September 30, 1999    September 30, 1998  December 31, 1998
                  ------------------    ------------------  -----------------
 Expenses-US $            $172,400              $71,400            $96,400

 Operating Expenses recorded during January 1, 1999 to September
 30, 1999 were $172,400, an increase of $101,000 over the same period ended September 30, 1998.

 Salaries and benefits constitute the largest portion of our operating expenses and have increased during this last period. The staffing levels have increased recently relative to sales personnel, as we need additional attention to be offered to the increased number of inquiries we are receiving for services. Once these additional personnel are trained, we will record increased sales revenues, which should offset their expenses.

 In addition, legal and accounting costs associated with the Securities & Exchange Commission filings and some traveling expenses have also increased our operating expenses. Some of these costs are one-time up front costs that will be minimized in the future. Our other general costs are not large and control of these expenses should not be onerous.

 ITEM 2(c) 4. NET PROFIT (LOSS) BEFORE SPECIAL ITEMS
              --------------------------------------

 Net (loss) for the period ended December 31, 1998 amounted to (US $9,500). While sales revenues were rising at a strong rate, initial expenses associated with creating the web site, initial incorporating and legal costs were incurred early in the year.


                 January 1, 1999-     January 1, 1998-    January 1, 1998-
               September 30, 1999    September 30, 1998  December 31, 1999
               ------------------    ------------------  -----------------


 Net Profit (loss)   ($35,700)             ($6,200)           ($9,500)
 US $ Before Special
 Items


 The net (loss) in the period ending September 30, 1998 amounted to ($6,200) and was attributed primarily in contracting the core staff to operate our business as well as accounting and legal costs associated with starting our business operations.

 The net (loss) in the period January 1, 1999 to September 30, 1999 of ($35,700) US is a reflection of the above noted sales revenues, and higher expenses, which eroded our profit this period. As well, there were legal and traveling costs associated with the reverse take over of the Garbalizer Machinery Corporation. The hiring of additional sales personnel to capture the continuing increased inquiries contributed primarily to our reduced profit but as the sales staff becomes trained, our sales revenues will increase to offset these costs. We expect our operations will improve to profitability in the near future as we capture these sales revenues.

 The operations of Andela Products Ltd. to September 30, 1999 included in these financial statements have operated in essentially a break-even basis. We expect this operation will contribute to our profitability in the near future.

 ITEM 2(c) 5.  NET PROFIT (LOSS)
               ----------------

                 Jan. 1, 1999-  Jan. 1, 1998-  Jan. 1, 1998-   Dec. 22, 1997-
                   Sept. 30,      Sept. 30,    Dec. 31, 1998   Dec. 31, 1997
                     1999           1998
                 -------------  -------------- -------------   -------------


 Net Profit        ($974,800)      ($6,200)       ($9,500)    ($6,198,500)
 (loss) US $



 As discussed above in our Net Profit (Loss) Before
 Special Items, our day-to-day business activities are operating at a slight loss year to date. As our sales personnel mature in their duties, our sales revenue will increase without a proportional increase in expenses. We expect our monthly operations will show a profit in the very near future.

 During the various stages in the formation of the Company, from inception at December 22, 1997 until September 1999, common stock was issued for various services such as business development and start-up; merger costs; professional fees and marketing.

 Generally accepted accounting practice in the United
 States requires that we value these shares at the time of issuance, at a reasonable value. Consequently, in December 1997 shares valued at $6,191,700 were issued for business development and start-up costs and was recorded as Paid-in Capital of the Corporation. These costs were also recorded as "Special Expenses" in the Operating Statement and were written off in their entirety, resulting in this $6,198,500 non-cash loss.

 Similarly, in the nine-month period ending September
 30, 1999, additional common stock was issued for equivalent value of $940,000, increasing the Paid-in Capital of the Company by this amount. Correspondingly, the Statement of Operations recorded $940,000 of "Special Expenses" for marketing costs; professional fees and merger costs which contributed essentially to the $974,800 loss for the period. Please note that this $940,000 of "Special Expenses" was not a cash loss and the Balance Sheet reflects our strong bank and cash position.

 ITEM 2(c) 6.  LIQUIDITY AND CAPITAL RESOURCES
               -------------------------------

 As of September 30, 1999, the Company's cash and short-term investment consisted of $93,800 US and accounts receivable of $52,700 US. Since we essentially have no debt, nor any bank indebtedness, these funds will be used to fund general operations and to pursue our expansion strategy in either hiring additional staff or acquiring businesses in the future.

 RecycleNet Corporation completed the acquisition of Andela Products Ltd. of Richfield Springs, New York in the quarter ended June 30, 1999. Andela Products Ltd. is involved in strategic marketing programs for recyclable commodities and has developed a unique Internet based service. RecycleNet anticipates Andela Products Ltd. will add significant revenues for the Company in the future.

 The acquisition of Andela Products Ltd. was completed by utilizing a contingency of shares of RecycleNet, the Ontario Corporation that were budgeted prior to the March 19, 1999 reorganization of the Company; subsequently this acquisition has no effect on the Company's cash position and no shareholder dilution will take place.


 ITEM 2(c) 7. DEFERRED REVENUE
              ----------------

 Deferred revenue results from RecycleNet customers who pay for their service purchases in advance, such as quarterly, half year, or annually. RecycleNet records the initial payment in deferred revenue and then recognizes in each month that proportion which is provided in services. As at September 30, 1999, deferred revenue amounted to $43,600 US and will be recorded into sales revenue each month in the future as these services are provided.

ITEM 2(c) 8. YEAR 2000 COMPLIANCE
             --------------------

 1)   State of Readiness and Costs
 The Company currently uses equipment such as computers, servers, Internet service provider lines, telephones, fax machines, electricity and software to conduct its business. All of our current equipment and software is Y2K compliant and we do not believe we have any costs associated with upgrading any of the equipment or systems.

 2)   Risks
 Our daily business activities are dependent on our suppliers, to maintain electricity and to access our Internet lines. Should any of these systems be interrupted, our suppliers such as Bell Canada and Ontario Hydro, which are large companies, would be working frantically to restore service. Internally, the Y2K issue could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Sine we have customers in many countries around the world, we are at risk if any of the systems in any of these countries experience service interruptions. However, we expect that these system interruptions would also be temporary and that service would be restored quickly by their suppliers.

 3)   Contingency Plans
 RecycleNet is entirely dependant on its suppliers to solve any interruption of service in any of our supply systems. The companies that operate these systems are large and have maintenance personnel who have been trained to solve these interruption problems. Their history of service restoration has been quite impressive in previous years and we have been assured that they have already successfully conducted tests to prove their competence in the Y2K issue.

 If any of our systems were to be interrupted because of Y2K difficulties, there is sufficient technical personnel in house and locally in our region to correct any problem immediately. We do not expect the Y2K issue to have any significant effect on our Company in the months ahead.


 ITEM 2(c) 9. a) Marketing
              ------------
 The Company's marketing strategy is designed to strengthen and increase brand awareness, increase customer traffic to the web sites, build customer loyalty, encourage repeat site visitation and develop incremental product and service revenue opportunities. The Company inventively applies technology to deliver personalized service programs to ensure customer satisfaction and loyalty.

 The Company's goal is to attract industry decision-makers to its web sites on a regular and consistent basis by developing and providing customer and free services. Marketing strategy consists of traditional print media advertising, direct and indirect outbound email advertising, Internet advertising, trade show participation, trade association partnerships and strategic alliances with other media and related companies and organizations.

 Due to the Company's excellent customer service record over the past four years, RecycleNet benefits from positive "word of mouth" and customer referrals. Every effort is made to achieve frequent communication with and obtain feedback from customers to continually improve services and products.

 ITEM 2(c) 10. a) Future Plans for Expansion
                  --------------------------
 The Company plans to continue to sell and support its existing line of information technology products and services. These products/services have been widely tested, refined and accepted by the industry at large. The Company will continue, with the feedback of its existing customer base, to develop and bring to market NEW success-critical information technology products and services. The Company intends to continue to increase the market's awareness of its products/services using traditional print and online marketing methods.

 The Company's future plans include a program of joint ventures, strategic alliances, mergers and acquisitions; which will further reinforce the predominant position it holds as a business-to-business and business-to-consumer trading resource.


 PART 1, ITEM 3

 DESCRIPTION OF PROPERTY
 -----------------------

 The Company does not currently own or lease any operating facilities. Because of the electronic nature of its business, the Company does not require permanent operating facilities.

 The Company maintains shared office space at 7 Darren Place, Guelph Ontario Canada and this space is provided at no charge to the company by Inter-Continental Recycling Inc.


 PART 1, ITEM 4

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  &  MANAGEMENT
 -----------------------------------------------

 The following tables sets forth, as of the date herein, the share ownership of each person known by the Company to be the beneficial owner of 5% or more of the Company's shares, each officer and director individually and all directors and officers of the Company as a group.

    Title        Name & Address        Amount & Nature         Percentage of
  of Class     of Beneficial Owner   of Beneficial Owner         Ownership
                                                                (on a fully
                                                               converted basis)
-----------    -------------------   --------------------     ------------------
                                                                  (Note 1)

 Class N   Inter-Continental        58,033,269 shares (voting)   73.70%
           Recycling, Inc.          (Note 2)
           7 Darren Place
           Guelph, Ontario  Canada


 Class N   Paul Roszel              3,526,312 shares (voting)    4.48%
           7 Darren Place
           Guelph, Ontario  Canada



 Class N   Mikael Prydz             517,129 shares (voting)      0.66%
           352 Green Acres Drive    (Note 3)
           Waterloo, Ontario
           Canada



 Class N   Richard Ivanovick        597,722 shares (voting)      0.76%
           23 Cottontail Place
           Cambridge, Ontario
           Canada



 Common    Garbalizer Corporation   4,489,897 shares (voting &   5.70%
           of America               investment)
           1588 South Main 2nd      (Note 4)
           Fl. Suite 200
           Salt Lake City, Utah
           USA


                (1) Class N shares are convertible into common shares on a one for one basis.

                (2) Inter-Continental Recycling Inc. is owned and beneficially held by the immediate family of Mr.
                Paul Roszel, a director of the Company.

                (3) Mr. Mikael Prydz owns 517,129 Class N shares, which he holds both personally and through Investors Retirement Holdings Inc., a company that he controls.

                (4) Garbalizer Corporation of America owns
                3,569,897 common shares directly and Garb-Oil &
                Power Corporation (a company controlled by Garbalizer Corporation of America) owns 920,000 common shares equating to 4,489,897 common shares beneficially owned.

 PART 1, ITEM 5

 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
 ------------------------------------------------------------

 The directors and officers of the Company are as follows:

      Name        Age            Position                      Term of Office
  -------------  -----  ---------------------------------- --------------------
  Paul Roszel      42   Chairman of the Board of Directors Inception to Present

  Mikael Prydz     35    President, CEO & Director          3/99 to present

  Richard R.
   Ivanovick       58    Chief Financial Officer &          3/99 to present
                         Director 3/99 to present

 Paul Roszel has been involved with the business engaged in by the Company since 1988. From 1988 to 1995, Mr. Roszel published a newsletter entitled "The Recycler's Exchange", which was a regional industry newsletter circulating to an estimated 3200 recycling based businesses throughout Ontario, Canada. In late 1994, Mr. Roszel began developing the concept of a web site utilizing the World Wide Web on the Internet to distribute the information regarding recyclable material markets electronically. The web site was activated on-line in early May 1995. Mr. Roszel has over 22 years of hands on experience in the recycling industry. He has been actively involved in the development and implementation of collection, processing, transportation and sales/marketing programs for secondary commodities.

 Mikael L. Prydz joined the Company in November 1998, and was appointed President and CEO in March 1999. Mr. Prydz was, and still is the President of Investors Retirement Holdings Inc., (a Canadian private investment firm) which holds an equity position in RecycleNet Corporation. Mr. Prydz brings to the Company hands-on experience in international finance.

 Richard R. Ivanovick also joined the Company in November 1998.
 For the twenty three years prior to the present, Mr. Ivanovick has been serving as President of Marsh Tire Services, Ltd., Ontario, Canada, which company is involved in automobile service, sales and leasing and car and truck rentals in the Guelph, Ontario area.
 Mr. Ivanovick intends to divest himself of ownership in that business and devote his whole efforts to the business of the Company commencing early Year 2000.

 PART 1, ITEM 6

 EXECUTIVE COMPENSATION
 ----------------------

 The following table shows compensation earned during fiscal 1997 and 1998 by the Officers and Directors of the Company. They are the only persons who received compensation during those periods. Other miscellaneous compensation paid or stock options granted during those periods.

                     Summary Compensation Table
                     --------------------------

      Name & Principal Positions     Fiscal Year            Salary
      --------------------------     -----------          ----------
     Paul Roszel, Chairman of the       1998              $27,000 US
           Board of Directors           1997              $NIL

     Mikael Prydz, President, CEO
       & Director (Note 1)              1998              $NIL
                                        1997              $NIL

     Richard Ivanovick, CFO &
       Director (Note 2)                1998              $NIL
                                        1997              $NIL


 NOTE 1: For the years ended December 31, 1997 and 1998, Mr. Mikael Prydz, President and Director did not receive any salary or benefits of the Corporation. As of May 1, 1999 Mr. Prydz has started receiving a salary of $33,800 US per year. In addition, Mr. Prydz received 180,052 Class N shares in RecycleNet Utah in lieu of wages prior to the March 19, 1999 reverse takeover.

 NOTE 2: For the years ended December 31, 1997 and 1998, Mr. Richard Ivanovick, CFO and Director did not receive any salary or benefits of the Corporation. As of this filing date, November 1999, Mr. Ivanovick is not drawing any salary or benefits. Mr. Ivanovick received 210,721 Class N shares in RecycleNet Utah in lieu of wages prior to the March 19, 1999 reverse takeover.

 PART 1, ITEM 7

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
 ----------------------------------------------

 The Company has an agreement with Inter-Continental Recycling, Inc., an Ontario Corporation with its Head Office address at 7 Darren Place, Guelph Ontario. Inter-Continental Recycling, Inc. is controlled 100% by the immediate family of Mr. Paul Roszel.

 Inter-Continental Recycling Inc. operates a pool of qualified personnel, working on development projects, computer programming updates and sales activities for various companies.
 RecycleNet Corporation is billed $860.00 US monthly for direct costs for web hosting fees and utilization of bandwidth. It is also billed monthly for services supplied directly for management and sales activities, which vary monthly based on the activity level.

 Inter-Continental Recycling Inc. owns 58,033,269 Class N shares of RecycleNet Corporation.

 In August 1999, 2,000,000 Class N Shares were gifted to RecycleNet Corporation by Mr. Paul Roszel, for which he received no compensation. Subsequently, RecycleNet Corporation issued 2,000,000 common shares to Mr. John C. Brewer, formerly the President of Garbalizer Machinery Corporation, in consideration of Mr. Brewer rendering of service to the Corporation and its new management in connection with the March 19, 1999 reorganization of Garbalizer Machinery Corporation into RecycleNet Corporation.

 On September 23, 1999 RecycleNet Corporation signed a letter of intent to purchase 100% of the common shares of fiberglass.com, inc., a Utah Company. Inter-Continental Recycling Inc. is the majority owner of fiberglass.com, inc., which is controlled by Mr. Paul Roszel and his family. Mr. Paul Roszel through his holdings also controls the majority of the shares in RecycleNet Utah. This acquisition is expected to be complete prior to December 31, 2000 under the terms included in the agreement.

 There are no other transactions during the last two years, or proposed transactions, between the Company and any director or officer or greater than 5% shareholder in which such persons had or is to have a direct or indirect material interest. The Company has no stock options; option plans or other incentive compensation plans at the present time, although the Company anticipates that it may adopt incentive compensation plans in the near future. Further, the Company has no formal management or employment agreements with any of its officers, directors or other employees.

 The Company intends to enter into agreements in the future with other companies or entities to process credit card merchant transactions, for which the Company will receive a fee. Officers, directors and greater than 5% shareholders of the Company may have a direct or indirect interest in future potential business or entities in the recycling industry.

 PART I, ITEM 8

 PROMOTERS
 ---------

 The promoter of the Company is Mr. Paul Roszel. Prior to the incorporation of RecycleNet Corporation (Ontario), Paul Roszel developed the concept of the electronic dissemination of the information described above. In so doing, Mr. Roszel acquired the domain name, the web sites and the web pages described herein. Upon the incorporation of RecycleNet Corporation (Ontario) in consideration for his services and expertise in developing the web sites and pages, Mr. Roszel transferred ownership of these items to the corporation for shares. As of November 1999, after the March 19, 1999 merger reorganization, the number of Class N Shares issued by the corporation to Mr. Roszel and his related corporation, for the above services and expertise totaled 61,559,581 with a contributed share capital of approximately $1.35 US ($2.00 Canadian).

 PART 1, ITEM 9

 DESCRIPTION OF SECURITIES
 -------------------------

 The Company has authorized 150,000,000 common shares, par value $.01, of which 10,643,941 common shares are issued and outstanding and 68,130,269 Class N voting, non-equity shares. The Class N voting, non-equity shares are convertible on a one for one basis into common shares of the Company upon the surrender by the holder of one Class N share and one Class X non-voting, equity share of RecycleNet Corporation (Ontario). Upon such surrender, the Company will issue one common share of the Company and the Class N and Class X shares will be cancelled.

 Subject to the foregoing, the owners of outstanding shares of the Company are entitled to receive dividends out of assets legally available therefore at such times and in amounts as the directors of the Company may determine. Each shareholder is entitled to one vote for each voting, equity share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in the Company's Articles of Incorporation as amended, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The equity voting shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon a liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable equally among the holders of the shares after payment of claims of creditors. Each outstanding share is, and all shares that may be issued in the future, will be fully paid and non-assessable.

 There are no provisions in the Articles of Incorporation, as amended, or by-laws of the Company that would delay, defer, or prevent a change in control of the Company.

 The Company has no debt securities issued and the Company does not contemplate issuing any in the near future.

                               PART II

 PART II, ITEM 1

 MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
 --------------------------------------------------------

 The Company's shares are traded on the over-the-counter bulletin board market in the USA. The following table gives the range of high and low bid information for the Company's common shares for each quarter within the last two fiscal years and the subsequent period through September 30, 1999.

 Because the Company's shares are traded in the over-the-counter market, the quotations shown below reflect inter-dealer prices without retail markup, markdown or commission and they may not represent actual transactions.

        Fiscal Quarter          High Bid        Low Bid

        1st Quarter, 1997       $0.075          $0.035

        2nd Quarter, 1997       $0.070          $0.046

        3rd Quarter, 1997       $0.070          $0.040

        4th Quarter, 1997       $0.070          $0.040

        1st Quarter, 1998       $0.070          $0.045

        2nd Quarter, 1998       $0.139          $0.046

        3rd Quarter, 1998       $0.100          $0.060

        4th Quarter, 1998       $0.075          $0.060

        1st Quarter, 1999       $1.05           $0.310

        2nd Quarter, 1999       $0.850          $0.310

 As of November 30, 1999, the number of holders of record of the Company's common shares was 417.

 Neither the Company (nor it's subsidiary) have declared or paid on common stock for the last two fiscal years any cash dividends.
 It is not anticipated that any cash dividends will be declared and paid in the near future. There are no contractual or other restrictions that limit the ability of the Company to pay dividends on its common shares and none are anticipated in the future.

 PART II, ITEM 2

 LEGAL PROCEEDINGS
 -----------------

 The Company is not a party to any pending legal proceedings nor is any of its property the subject of any pending legal proceedings.

 PART II, ITEM 3

 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
 ---------------------------------------------

 As at September 30, 1999 the company does not have any changes in or accounting convention disagreements with any of its independent accountants.


 PART II, ITEM 4

 RECENT SALES OF UNREGISTERED SECURITIES
 ---------------------------------------

 The only securities sold by the Company within the last three years occurred as of March 19, 1999 and August 1999. On March 19, 1999, the reverse share acquisition between RecycleNet Corporation (Ontario) and Garbalizer Machinery Corporation (Utah) was closed. The Plan of Reorganization between those companies provided for the Company to issue 70,896,789 Class N voting, non-equity shares in the Company. In connection with the reorganization, RecycleNet Corporation (Ontario), which became a wholly owned subsidiary of RecycleNet Corporation (formerly Garbalizer Machinery Corporation) and the Ontario corporation issued an identical number of Class X non-voting, equity participating shares in it. The Class N and Class X shares are convertible into voting, equity participating shares of the Company on the basis of one voting-equity participating share in exchange for one share each of Class N and Class X. As of the date hereof, the Company has redeemed a total of 766,520 Class N and Class X shares and has issued 766,520 voting, equity participating shares to those shareholders in the Company.

 All of the Class N and Class X shares, and all shares to be issued upon exchange of the Class X and Class N shares, will be "restricted" under the Securities Act of 1933 and the certificates representing the shares bear and will bear a restrictive legend. All of the persons issued the shares were former shareholders of RecycleNet Corporation (Ontario) and are comprised of the officers, directors and other affiliated persons of the corporation and include persons who have maintained prior personal, family, and/or business relations with the Company and its former proprietor, and later, officers, directors, principal shareholders and employees of the Company. As applicable, the Company will rely upon Section 4(2) and/or Rule 506 under Regulation D of the Securities Act of 1933 for the issuance of all classes of shares. The issuance of shares by RecycleNet Corporation (Ontario) prior to the reorganization discussed, were in full compliance with the applicable securities laws and rules of the province of Ontario, Canada.

 In August 1999, 2,000,000 Class N Shares were gifted to RecycleNet Corporation by Mr. Paul Roszel, for which he received no compensation. Subsequently, RecycleNet Corporation issued 2,000,000 common shares to Mr. John C. Brewer, formerly the President of Garbalizer Machinery Corporation, in consideration of Mr. Brewer rendering of service to the Corporation and its new management in connection with the March 19, 1999 reorganization of Garbalizer Machinery Corporation into RecycleNet Corporation.
 No underwriters assisted the Company with regard to any of the foregoing share issuances.

 PART II, ITEM 5

 INDEMNIFICATION OF DIRECTORS AND OFFICERS.
 -----------------------------------------

 Section 16 - 10a-901 through 909 of the Utah Revised Business Corporation Act authorizes a corporation's board of directors or a court to award indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred, including counsel fees) arising under the Securities Act of 1933. A director of a corporation may only be indemnified if: (1) the conduct was in good faith; and (2) the director reasonably believed that the conduct was in or not opposed to the corporation's best interest; and (3) in the case of any criminal proceeding, the director had no reasonable cause to believe the conduct was unlawful. A corporation may not indemnify a person under the Utah Act unless and until the corporation's board of directors has determined that the applicable standard of conduct set forth above has been meet.

 The Company's Articles of Incorporation do not provide for any additional or different indemnification procedures other than those provided by the Utah Act, nor has the Company entered into any indemnity agreements with it's current directors and officers regarding the granting of other or additional or contractual assurances regarding the scope of the indemnification allowed by
 the Utah Act.   At present, there is no pending litigation or
 proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims or indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

                              PART F/S

                              PART III
PART III, ITEM 1

INDEX TO EXHIBITS
-----------------
                                                                  Page
         2           Stock Exchange Agreement
         3(a)        Articles of Amendment to Articles of
                          Incorporation
         3(b)        Corrected Articles of Amendment
         27          Financial Data Schedule

                             SIGNATURES




 Pursuant to the requirements of Section 12 of the Securities
 Exchange of 1934, the amended registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    RECYCLENET CORPORATION

 DATE:  December 7, 1999       BY: /S/ Mikael Prydz
                               ----------------------------
                               President




 DATE:  December 7, 1999        BY:/S/ Rick Ivanovick
                                ----------------------------
                                Vice President and
                                 Chief Financial Officer

                            RECYCLENET CORPORATION

                        INDEX TO FINANCIAL STATEMENTS

                                                                         Page
RECYCLENET CORPORATION
 Consolidated Balance Sheets - September 30, 1999 and
  December 31, 1998. . . . . . . . . . . . . . . . . . . . . . . . . . . .F-2
 Consolidated Statements of Operations for the Nine Months
  Ended September 30, 1999 and 1998, for the Year Ended
  December 31, 1998 and for the Period from December 22, 1997 through (Date of Inception) December 31, 1997. . . . . . . . . . . . . .F-3
 Consolidated Statements of Stockholders' Equity (Deficit)
  for the Period from December 22, 1997 (Date of Inception)
  through December 31, 1997, for the Year Ended December 31,
   1998 and for the Nine Months Ended September 30, 1999 . . . . . . . . .F-4
 Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1999 and 1998, for the Year Ended
  December 31, 1998 and for the Period from December 22,
   1997 (Date of Inception) through December 31, 1997. . . . . . . . . . .F-5
   Notes to Consolidated Financial Statements. . . . . . . . . . . . . . .F-6

PRO FORMA FINANCIAL INFORMATION
 Unaudited Pro Forma Condensed Consolidated Statements
  of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .F-8
 Unaudited Pro Forma Condensed Consolidated Statements of
  Operations for the Year Ended December 31, 1998 and for
  the Nine Months Ended September 30, 1999 . . . . . . . . . . . . . . . .F-8
 Notes to the Unaudited Pro Forma Condensed Consolidated
  Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . .F-9

GARBALIZER  MACHINERY  CORPORATION
 Report of Independent Certified Public Accountants. . . . . . . . . . . F-10
 Balance Sheets - December 31, 1998 and 1997 . . . . . . . . . . . . . . F-11
 Statements of Operations for the Years Ended December 31, 1998
  and 1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-12
 Statements of Stockholders' Deficit for the Years Ended
  December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . F-13
 Statements of Cash Flows for the Years Ended December 31,
  1998 and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-14
 Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . F-15

RECYCLENET CORPORATION (A CANADIAN CORPORATION)
 Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . . . . . F-18
 Balance Sheet as at December 31, 1998 . . . . . . . . . . . . . . . . . F-19
 Statement of Loss and Deficit for the 374 Days Ended
  December 31, 1998. . . . . . . . . . . . . . . . . . . . . . . . . . . F-20
 Statement of Changes in Cash Resources for the 374 Days
  Ended December 31, 1998. . . . . . . . . . . . . . . . . . . . . . . . F-21
 Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . F-22

                     RECYCLENET CORPORATION
                 CONSOLIDATED BALANCE  SHEETS
                           (UNAUDITED)

                                                   September 30, December 31,
                                                        1999        1998
                                                     -----------  -----------
                                    ASSETS
Current Assets
 Cash. . . . . . . . . . . . . . . . . . . . . . . . $    93,820  $    55,257
 Trade accounts receivable . . . . . . . . . . . . .      52,701       26,505
 Receivable from supplier. . . . . . . . . . . . . .      15,000           -
                                                     -----------  -----------
    Total Current Assets . . . . . . . . . . . . . .     161,521       81,762
                                                     -----------  -----------
Equipment. . . . . . . . . . . . . . . . . . . . . .      13,693        5,351
  Less accumulated depreciation. . . . . . . . . . .      (3,080)        (762)
                                                     -----------  -----------
    Net Equipment. . . . . . . . . . . . . . . . . .      10,613        4,589
                                                     -----------  -----------

Total Assets . . . . . . . . . . . . . . . . . . . . $   172,134  $    86,351
                                                      ==========  ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Trade accounts payable and accrued liabilities. . . $     3,409  $     4,460
 Deferred revenue. . . . . . . . . . . . . . . . . .      43,648       31,525
                                                     -----------  -----------
    Total Current Liabilities. . . . . . . . . . . .      47,057       35,985
                                                     -----------  -----------
Stockholders' Equity
 Common shares - $0.001 par value; 150,000,000 shares
  authorized; 78,774,210 and 69,462,602 shares issued
  and outstanding, respectively. . . . . . . . . . .      78,774       69,463
 Additional paid-in capital. . . . . . . . . . . . .   7,229,062    6,188,881
 Accumulated deficit . . . . . . . . . . . . . . . .  (7,182,759)  (6,207,978)
                                                     -----------  -----------
    Total Stockholders' Equity . . . . . . . . . . .     125,077       50,366
                                                     -----------  -----------

Total Liabilities and Stockholders' Equity Deficit . $   172,134  $    86,351
                                                     ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                            RECYCLENET CORPORATION
                    CONSOLIDATED STATEMENTS  OF OPERATIONS
                                 (UNAUDITED)

                                                                          For the Period from
                                                                            December 22, 1997
                                        For the Nine Months      For the   (Date of Inception)
                                        Ended September 30,     Year Ended      Through
                                     ------------------------- December 31,   December 31,
                                        1999          1998         1998           1997
                                     -----------   -----------   -----------   -----------
Sales. . . . . . . . . . . . . . .   $   316,280   $    75,730   $   100,974   $        -
Cost of sales. . . . . . . . . . .       178,595        10,525        14,033            -
                                     -----------   -----------   -----------   -----------
Gross Profit . . . . . . . . . . .       137,685        65,205        86,941            -

General and administrative expenses     (177,133)      (71,363)      (95,151)       (6,719)
Exchange gain (loss) . . . . . . .         4,699            -         (1,250)          (55)
                                     -----------   -----------   -----------   -----------
Loss Before Special Items. . . . .       (34,749)       (6,158)       (9,460)       (6,774)

Special Items Paid with Common Stock
 Marketing expense . . . . . . . .      (116,100)           -             -             -
 Professional fees . . . . . . . .      (423,932)           -             -             -
 Business development expense. . .            -             -             -     (6,191,744)
 Merger and acquisition expense. .      (400,000)           -             -             -
                                     -----------   -----------   -----------   -----------
Net Loss . . . . . . . . . . . . .   $  (974,781)  $    (6,158)  $    (9,460)  $(6,198,518)
                                     ===========   ===========   ===========   ===========
Basic and Diluted Loss Per
 Common Share. . . . . . . . . . .   $     (0.01)  $     (0.00)  $     (0.00)  $     (0.09)
                                     ===========   ===========   ===========   ===========
Weighted-Average Number of
 Common Shares Used in Per Share
  Calculation. . . . . . . . . . .    76,158,891    69,150,574    69,211,287    68,820,480
                                     ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                            RECYCLENET CORPORATION
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (UNAUDITED)

                                                                                             Total
                                            Common Stock         Additional               Stockholders'
                                       ------------------------   Paid-in     Accumulated    Equity
                                         Shares       Amount       Capital      Deficit     (Deficit)
                                       -----------  -----------  -----------  -----------  -----------
Balance - December 22, 1997
 (Date of Inception) . . . . . . . . .          -   $        -   $        -   $        -   $        -

Issuance for services, December
 23, 1997, $0.09 per share . . . . . .  68,820,480       68,820    6,122,924           -     6,191,744
Distribution to a shareholder
 by issuance of a note payable,
 December 23, 1997 . . . . . . . . . .          -            -       (10,443)          -       (10,443)
Issuance for cash, December 31, 1997,
  $0.09 per share. . . . . . . . . . .     154,760          155       13,851           -        14,006
Net loss for the period. . . . . . . .          -            -            -    (6,198,518)  (6,198,518)
                                       -----------  -----------  -----------  -----------  -----------
Balance - December 31, 1997. . . . . .  68,975,240       68,975    6,126,332   (6,198,518)      (3,211)

Issuance for cash, January 30, 1998,
 $0.09 per share . . . . . . . . . . .       7,738            8          679           -           687
Issuance for cash, February through
 October 1998, $0.13 per share . . . .     479,624          480       61,870           -        62,350
Net loss for the year. . . . . . . . .          -            -            -        (9,460)      (9,460)
                                       -----------  -----------  -----------  -----------  -----------
Balance - December 31, 1998. . . . . .  69,462,602       69,463    6,188,881   (6,207,978)      50,366

Issuance for cash, February and
 March 1999, $0.51 per share . . . . .     213,570          214      109,261           -       109,475
Issuance for services, March 1999,
 $0.51 per share . . . . . . . . . . .     833,717          833      423,084           -       423,917
Issuance to acquire Andela Products
 Corporation, March 11, 1999, $0.30
 per share . . . . . . . . . . . . . .     386,900          387      115,713           -       116,100
Issuance to acquire Garbalizer Machinery
 Corporation, March 19, 1999,
 $0.00 per share . . . . . . . . . . .   7,877,421        7,877       (7,877)          -            -
Contribution of 2,000,000 shares
 by principal shareholder and
 re-issuance for merger and acquisition
 services, August 19, 1999, $0.20
 per share . . . . . . . . . . . . . .          -            -       400,000           -       400,000
Net loss for the period. . . . . . . .          -            -            -      (974,781)    (974,781)
                                       -----------  -----------  -----------  -----------  -----------
Balance - September 30, 1999 . . . . .  78,774,210  $    78,774  $ 7,229,062  $(7,182,759) $   125,077
                                       ===========  ===========  ===========  ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

                             RECYCLENET CORPORATION
                     CONSOLIDATED STATEMENTS  OF CASH FLOWS
                                    (UNAUDITED)

                                                                          For the Period from
                                                                            December 22, 1997
                                        For the Nine Months      For the   (Date of Inception)
                                        Ended September 30,     Year Ended      Through
                                     ------------------------- December 31,   December 31,
                                        1999          1998         1998           1997
                                     -----------   -----------   -----------   -----------
 Cash Flows From Operating Activities
  Net loss. . . . . . . . . . . . .  $  (974,781)  $    (6,158)  $    (9,460)  $(6,198,518)
  Adjustments to reconcile net
   loss to net cash used by
   operating activities:
     Depreciation . . . . . . . . .        2,318           572           762            -
     Marketing expense paid with
       common stock . . . . . . . .      116,100            -             -             -
     Common stock issued for
      services. . . . . . . . . . .      823,932            -             -      6,191,744
     Exchange (gain) loss . . . . .       (4,699)         (548)        1,250            55
  Changes in assets and liabilities:
     Accounts receivable. . . . . .      (24,513)      (20,585)      (27,447)           -
     Accounts payable . . . . . . .       (1,239)        3,464         4,618            -
     Deferred revenue . . . . . . .       10,451        24,484        32,645            -
                                     -----------   -----------   -----------   -----------
 Net Cash Provided by (Used in)
   Operating Activities . . . . . .      (52,431)        1,229         2,368        (6,719)
                                     -----------   -----------   -----------   -----------
 Cash Flows From Investing Activities
  Loan to related party . . . . . .      (15,000)           -             -             -
  Purchase of equipment . . . . . .       (8,342)       (4,012)       (5,351)           -
                                     -----------   -----------   -----------   -----------
 Net Cash Used in Investing
  Activities. . . . . . . . . . . .      (23,342)       (4,012)       (5,351)           -
                                     -----------   -----------   -----------   -----------
 Cash Flows From Financing Activities
  Payment of note payable to
   shareholder. . . . . . . . . . .           -             -        (10,103)           -
  Proceeds of issuance of common
   shares . . . . . . . . . . . . .      109,475        30,854        63,036        14,006
                                     -----------   -----------   -----------   -----------
 Net Cash Provided by Financing
  Activities. . . . . . . . . . . .       94,474        30,854        52,933        14,006
                                     -----------   -----------   -----------   -----------
 Effect of Exchange Rate Changes
   on Cash. . . . . . . . . . . . .        4,862            -         (1,980)           -
                                     -----------   -----------   -----------   -----------
 Increase in Cash . . . . . . . . .       38,563        28,071        47,970         7,287

 Cash at Beginning of Period. . . .       55,257         7,287         7,287            -
                                     -----------   -----------   -----------   -----------
 Cash at End of Period. . . . . . .  $    93,820   $    35,358   $    55,257   $     7,287
                                     ===========   ===========   ===========   ===========

 The accompanying notes are an integral part of these consolidated financial statements.

                             RECYCLENET CORPORATION
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (UNAUDITED)

 NOTE 1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 The audited financial statements of RecycleNet Corporation (a Canadian corporation) as of and for the period ended December 31, 1998 are presented elsewhere herein and were prepared in accordance with generally accepted accounting principles in Canada. The accompanying unaudited financial statements have been adjusted to present the financial position of RecycleNet Corporation and subsidiaries and the results of their operations and their cash flows in accordance with generally accepted principles in the United States.

 ORGANIZATION -RecycleNet Corporation (RecycleNet), was incorporated on December 22, 1997 under the laws of the Province of Ontario, Canada. RecycleNet is in the business of designing Internet sites, Internet advertising and Internet trading of consumable recyclable goods. Its primary operations are conducted from Ontario. The accompanying consolidated financial statements include the accounts of RecycleNet Corporation, a Utah corporation, from the date of its acquisition, RecycleNet and and Andela Products Corporation, from the date of its acquisition.

 REORGANIZATION AND BASIS OF PRESENTATION- On March 19, 1999, RecycleNet was reorganized into a wholly-owned Ontario subsidiary of Garbalizer Machinery Corporation (Garbalizer), a Utah corporation, under the terms of a Stock Exchange Agreement dated February 25, 1999 (the Agreement). Under the terms of the Agreement, the shareholders of RecycleNet exchanged each outstanding common shares of RecycleNet for 3.869 Class X shares (equity participating and non-voting) of the Ontario subsidiary and 3.869 Class N (voting non-equity participating) shares of Garbalizer. The RecycleNet shareholders were issued 70,896,789 Class X and Class N shares. The Class X and Class N shares are convertible into common shares of Garbilizer on the basis of one Class X share and one Class N share for each common share of Garbalizer. Prior to closing the Agreement, the Garbalizer shareholders held 7,877,421 common shares, after a 2-for-3 reverse stock split, which remained outstanding after the Agreement. The RecycleNet shareholders therefore received the equivalent of 90% of the common shares of
 Garbalizer.   Subsequent to the closing of the Agreement, the Garbalizer changed its name to RecycleNet Corporation.

 For financial reporting purposes, RecycleNet was considered the accounting acquirer. Accordingly, the accompanying financial statements present the historical operations of RecycleNet for the periods prior to March 19, 1999. The financial statements have been restated for all periods presented for the effects of the 3.869-for-1 stock split. In connection with the Agreement, Garbalizer transferred all of its existing assets and operations to a corporation under the control of its principal shareholder in exchange for the assumption of all of the liabilities of Garbalizer. Garbalizer thereby became a shell corporation with no operations and no assets prior to the transaction. The common shares of Garbalizer which remained outstanding were accounted for as having been issued in the transaction and were valued at zero which was the fair value of the net assets of Garbalizer. The acquisition of Garbalizer was accounted for under the purchase method of accounting. The operations of Garbalizer have been included in the accompanying consolidated financial statements from March 19, 1999.

 USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 BUSINESS CONDITION - The Company has experienced recurring operating losses, and has negative cash flows from operations of $52,431 for the nine months ended September 30, 1999. These situations raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

 CURRENCY TRANSLATION - The U.S. dollar is the functional currency for the Company's consolidated operations. All gains and losses from currency translations are included in the results of operations.

 FAIR VALUES OF FINANCIAL INSTRUMENTS - The amounts reported as cash, trade accounts receivable, accounts payable and accrued liabilities and deferred revenue are considered to be reasonable approximations of their fair values. The fair value estimates were based on market information available to management at the time of the preparation of the financial statements.

 BASIC AND DILUTED LOSS PER COMMON SHARE - Basic and diluted loss per common share has been computed by dividing net loss by the weighted-average number of common shares and Class N common equivalent shares outstanding during the period.

 NOTE 2--ACQUISITION OF ANDELA PRODUCTS CORPORATION

 At September 30, 1999, the Company has a receivable from Andela T&M as a results of $15,000 advanced to Andela T&M. The Company intends to acquire glass recycling equipment from Andela T&M. In addition, the Company acquired Andela Products Corporation from Andela T&M in exchange for 386,900 shares of common stock on March 11, 1999. The acquisition was primarily for the purpose of obtaining marketing rights to the glass recycling equipment. The common shares issued were recorded at their fair value of $116,100 and were accounted for as marketing expense. The operations of Andela Products Corporation have been included in the accompanying consolidated financial statements from March 11, 1999.

 NOTE 3--INCOME TAXES

 As of September 30, 1999, the Company had Canadian operating loss carryforwards for tax purposes of $50,983 which expire if not used beginning in 2005. In addition, the Company has U.S. operating loss carryforwards of approximately $400,000 which expire if not used in 2014.

 NOTE 4--STOCKHOLDERS' EQUITY

 On December 23, 1997, the Company issued 68,820,480 shares of common stock for various services rendered to the Company. The shares were recorded at their fair value of $0.09 per share based upon the price shares were issued for cash in December 1997.

 During February through March 1999, the Company issued 213,570 shares of common stock for cash. The proceeds from the issuance was $109,475 or $0.51 per share. During March 1999, the Company issued 833,717 shares of common stock for services. The shares were recorded at their fair value of $0.51 per share based upon the price shares were issued for cash during that same time.

 On March 11, 1999 the Company issued 386,900 shares of common stock for the acquisition of Andela Corporation. The value assigned to the shares was $0.30 per share based on the market value at which the Company's shares traded after the reorganization with Garbalizer.

 In conjunction with the reorganization of RecycleNet into Garbalizer, a principal shareholder contributed 2,000,000 shares of common stock to the Company on August 19, 1999 which were immediately reissued to an individual for his assistance in the merger and acquisition of RecycleNet and Garbalizer. The shares issued were recorded at their fair value of $400,000 or $0.20 per share based upon the market value at which the Company's shares were trading at the time of issuance. The cost of the related services were charged to expense.

                             RECYCLENET CORPORATION
           CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
				          (UNAUDITED)

 On March 19, 1999, RecycleNet was reorganized into a wholly-owned Ontario subsidiary of Garbalizer under the terms of a Stock Exchange Agreement dated February 25, 1999. Under the terms of the agreement, the shareholders of RecycleNet exchanged each outstanding common shares of RecycleNet for 3.869 Class X shares (equity participating and non-voting) of the Ontario subsidiary and 3.869 Class N (voting non-equity participating) shares of Garbalizer. The RecycleNet shareholders were issued 70,896,789 Class X and Class N shares. The Class X and Class N shares are convertible into common shares of Garbilizer on the basis of one Class X share and one Class N share for each common share of Garbalizer. Prior to closing the agreement, the Garbalizer shareholders held 7,877,421 common shares which remained outstanding after the agreement. The RecycleNet shareholders therefore received the equivalent of 90% of the common shares of Garbalizer. The agreement was accounted for as the reverse acquisition of Garbalizer by RecycleNet. The acquisition was accounted for under the purchase method of accounting. The purchase price was determined based upon the fair value of the net assets of Garbalizer, which was zero.

 The following condensed pro forma consolidated statements of operations have been prepared to present the operations of the combined entities as though the agreement had been completed on January 1, 1998. Pro forma adjustments have been provided to eliminate non-recurring expenses directly attributable to the agreement.

 The following financial information was derived from, and should be read in conjunction with the consolidated statements of operations of RecycleNet and of Garbalizer for the year ended December 31, 1998 and of RecycleNet for the nine months ended September 30, 1999. The operations of Garbalizer were included in the consolidated results of operations of RecycleNet from March 19, 1999. The condensed consolidated pro forma statement of operations has been included herein for comparative purposes only and does not purport to be indicative of the results of operations which actually would have been obtained had the agreement been completed on January 1, 1998, or the results of operations which may be obtained in the future. In addition, future results may vary significantly from the results reflected in this pro forma financial statement.

                      FOR THE YEAR ENDED DECEMBER 31, 1998
				        (UNAUDITED)

                                                           Pro Forma      Pro Forma
                                  RecycleNet  Garbalizer   Adjustments     Results
                                  ----------  ----------  --------------  ----------
 Sales. . . . . . . . . . . . . . $  100,974  $  195,599  (A)$  (195,599) $  100,974
 Cost of sales. . . . . . . . . .     14,033     134,730  (A)   (134,730)     14,033
                                  ----------  ----------      ----------
 Gross profit . . . . . . . . . .     86,941      60,869         (60,869)     86,941
 General and administrative
  expenses. . . . . . . . . . . .    (95,151)    (93,016) (A)     93,016     (95,151)
 Exchange gain (loss) . . . . . .     (1,250)         -               -       (1,250)
                                  ----------   ---------      ----------  ----------
 Loss from operations . . . . . .     (9,460)    (32,147)         32,147      (9,460)
 Interest expense . . . . . . . .         -      (19,564) (A)     19,564)         -
                                  ----------   ---------      ----------  ----------
 Net Loss from Continuing
  Operations. . . . . . . . . . . $   (9,460)  $ (51,711)     $   51,711  $   (9,460)
                                  ==========   =========      ==========  ==========
 Basic and diluted loss per
  common share. . . . . . . . . . $    (0.00)                             $    (0.00)
                                  ==========                              ==========
 Weighted-average number of
  common shares used in per
  share calculation . . . . . . . 69,211,287                              77,088,708
                                  ==========                              ==========

 Notes to the Condensed Pro Forma Consolidated Statements of Operations are presented on the following page.

                             RECYCLENET CORPORATION
           CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
					      (UNAUDITED)

                                                           Pro Forma      Pro Forma
                                  RecycleNet  Garbalizer   Adjustments     Results
                                  ----------  ----------  --------------  ----------
 Sales. . . . . . . . . . . . . . $  316,280  $       -      $        -   $  316,280
 Cost of sales. . . . . . . . . .    178,595          -               -      178,595
                                  ----------  ----------     -----------  ----------
 Gross profit . . . . . . . . . .    137,685          -               -      137,685
 General and administrative
  expenses. . . . . . . . . . . .   (177,133)    (37,519) (A)     37,519    (177,133)
 Exchange gain (loss) . . . . . .      4,699          -               -        4,699
                                  ----------  ----------     -----------  ----------
 Loss before special items. . . .    (34,749)    (37,519)         37,519     (34,749)
 Special items paid with
  common stock. . . . . . . . . .   (940,032)         -   (B)    400,000    (540,032)
                                  ----------  ----------      ----------  ----------
 Loss from operations . . . . . .   (974,781)    (37,519) (A)    437,519    (574,781)
 Interest expense . . . . . . . .         -       (4,747) (A)      4,747          -
                                  ----------  ----------      ----------  ----------
 Net loss . . . . . . . . . . . . $ (974,781) $  (42,266)     $  442,266  $ (574,781)
                                  ==========  ==========      ==========  ==========
 Basic and diluted loss per
  common share. . . . . . . . . . $    (0.01) $    (0.00)                 $    (0.01)
                                  ==========  ==========                  ==========
 Weighted average number of
  common shares used in per
  share calculation . . . . . . . 76,158,891  11,816,132  (A) 11,816,132  76,158,891
                                  ==========  ==========      ==========  ==========

       NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

 A - The operations of Garbalizer were discontinued upon the reorganization with RecycleNet and have therefore been excluded from continuing operations.

 B - Merger and acquisition costs were paid by the Company issuing common stock. The costs were non-recurring and were directly attributable to the reorganization of RecycleNet into Garbalizer. Accordingly, the related expense has been eliminated from the pro forma net loss from continuing operations.

    HANSEN, BARNETT & MAXWELL
    A Professional Corporation
   CERTIFIED PUBLIC ACCOUNTANTS



                                                       (801) 532-2200
  Member of AICPA Division of Firms                  Fax (801) 532-7944
           Member of SECPS                      345 East Broadway, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


 To the Stockholders
 Garbalizer Machinery Corporation

 We have audited the accompanying balance sheets of Garbalizer Machinery Corporation as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garbalizer Machinery Corporation as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

 The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses, working capital deficiency, negative cash flows from operating activities and the lack of consistent revenues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                           HANSEN, BARNETT & MAXWELL
 Salt Lake City, Utah
 November 17, 1999

                       GARBALIZER  MACHINERY  CORPORATION
                                BALANCE  SHEETS
                           DECEMBER 31, 1998 AND 1997


                                     ASSETS

                                                       1998         1997
                                                    -----------  -----------
 Current Assets
  Inventory . . . . . . . . . . . . . . . . . . . . $        -   $    30,000
                                                    -----------  -----------
    Total Current Assets. . . . . . . . . . . . . .          -        30,000

 Patents, net of accumulated amortization
  of $46,458. . . . . . . . . . . . . . . . . . . .          -            -
                                                    -----------  -----------
 Total Assets . . . . . . . . . . . . . . . . . . . $        -   $    30,000
                                                    ===========  ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

 Current Liabilities
  Bank overdraft. . . . . . . . . . . . . . . . . . $     7,144  $       259
  Notes payable . . . . . . . . . . . . . . . . . .     190,708      156,406
  Accrued interest  . . . . . . . . . . . . . . . .      56,635       48,363
  Payroll taxes payable . . . . . . . . . . . . . .       3,845           -
  Accounts payable. . . . . . . . . . . . . . . . .      20,740       31,747
  Account payable related party . . . . . . . . . .     180,071      200,657
                                                    -----------  -----------
    Total Current Liabilities . . . . . . . . . . .     459,143      437,432
                                                    -----------  -----------
 Stockholders' Deficit
  Common stock - $0.01 par value; 15,000,000
   shares authorized; 11,816,132 shares issued
   and outstanding. . . . . . . . . . . . . . . . .     118,161      118,161
  Additional paid-in capital. . . . . . . . . . . .     543,692      543,692
  Accumulated deficit . . . . . . . . . . . . . . .  (1,120,996)  (1,069,285)
                                                    -----------  -----------
    Total Stockholders' Deficit . . . . . . . . . .    (459,143)    (407,432)
                                                    -----------  -----------
 Total Liabilities And Stockholders' Deficit. . . . $        -   $    30,000
                                                    ===========  ===========

 The accompanying notes are an integral part of these financial statements.

                       GARBALIZER  MACHINERY  CORPORATION
                           STATEMENTS  OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                        1998        1997
                                                    -----------  -----------

 Revenues. . . . . . . . . . . . . . . . . . . . .  $   195,599  $     1,242
 Cost of sales, including write-down of carrying
  value of inventory of $30,000 during 1998 . . . .     134,730           -
                                                    -----------  -----------
 Gross Profit . . . . . . . . . . . . . . . . . . .      60,869        1,242

 General and Administrative Expenses. . . . . . . .      93,016       22,587
                                                    -----------  -----------
 Loss From Operations . . . . . . . . . . . . . . .     (32,147)     (21,345)

 Interest Expense . . . . . . . . . . . . . . . . .      19,564       27,576
                                                    -----------  -----------
 Net Loss . . . . . . . . . . . . . . . . . . . . . $   (51,711) $   (48,921)
                                                    ===========  ===========

 Basic and Diluted Loss Per Share of Common Stock . $     (0.00) $     (0.00)
                                                    ===========  ===========
 Weighted Average Number of Common Shares
  Used in Per Share Calculation . . . . . . . . . .  11,816,132   11,816,132
                                                    ===========  ===========

 The accompanying notes are an integral part of these financial statements.

                       GARBALIZER  MACHINERY  CORPORATION
                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                FOR THE YEARS  ENDED DECEMBER 31, 1998 AND 1997


                                     Common Stock        Additional
                                ------------------------   Paid-in    Accumulated
                                  Shares       Amount      Capital      Deficit
                                -----------  -----------  -----------  -----------
 Balance - December 31, 1996. .  11,816,132  $   118,161  $   543,692  $(1,020,364)

 Net loss for the year. . . . .          -            -            -       (48,921)
                                -----------  -----------  -----------  -----------
 Balance - December 31, 1997. .  11,816,132      118,161      543,692   (1,069,285)

 Net loss for the year. . . . .          -            -            -       (51,711)
                                -----------  -----------  -----------  -----------
 Balance - December 31,1998 . .  11,816,132  $   118,161  $   543,692  $(1,120,996)
                                ===========  ===========  ===========  ===========

 The accompanying notes are an integral part of these financial statements.

                       GARBALIZER  MACHINERY  CORPORATION
                           STATEMENTS  OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                       1997        1998
                                                    ----------  ----------
 Cash Flows From Operating Activities
  Net loss. . . . . . . . . . . . . . . . . . . . . $  (51,711) $  (48,921)
  Adjustments to reconcile net loss to
   net cash used by operating activities:
      Non cash interest expense . . . . . . . . . .         -        8,767
  Changes in operating assets and liabilities:
      Inventory . . . . . . . . . . . . . . . . . .     30,000      56,900
      Accounts payable. . . . . . . . . . . . . . .    (11,007)    (63,574)
      Accrued interest payable. . . . . . . . . . .      8,272       8,569
      Payroll taxes payable . . . . . . . . . . . .      3,845          -
                                                    ----------  ----------
   Net Cash Used In Operating Activities. . . . . .    (20,601)    (38,259)
                                                    ----------  ----------
 Cash Flows From Financing Activities
  Advances from related party . . . . . . . . . . .    (20,586)     35,242
  Proceeds from notes payable . . . . . . . . . . .     42,040       6,245
  Payments on notes payable . . . . . . . . . . . .     (7,738)     (2,297)
  Increase (decrease) in bank overdraft . . . . . .      6,885        (931)
                                                    ----------  ----------
   Net Cash Provided By Financing Activities. . . .     20,601      38,259
                                                    ----------  ----------
 Increase (Decrease) in Cash. . . . . . . . . . . .         -           -

 Cash at Beginning of Year. . . . . . . . . . . . .         -           -
                                                    ----------  ----------
 Cash at End of Year. . . . . . . . . . . . . . . . $       -   $       -
                                                    ==========  ==========
 Supplemental Cash Flow Information:
  Cash paid for interest. . . . . . . . . . . . . . $   10,798  $   10,240
                                                    ==========  ==========

 The accompanying notes are an integral part of these financial statements.

                       GARBALIZER MACHINERY CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

 NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION AND NATURE OF OPERATIONS -The Company is a subsidiary of Garbalizer Corporation of America. The Parent Corporation owns 60 percent of the Company's common stock. The Company manufactures and sells tire shredders to buyers both in the United States and throughout the world.

 USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 BUSINESS CONDITION - The Company has experienced recurring operating losses, has negative cash flows from operations and has a stockholders' deficit of $459,143 and a working capital deficiency of $459,143 as of December 31, 1998. The Company is past due on its debt obligations at December 31, 1998. These situations raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. See Note 5 for management's actions regarding the Company to continue as a going concern.

 FAIR VALUES OF FINANCIAL INSTRUMENTS - The amounts reported as cash, trade accounts payable, accrued liabilities and notes payable are considered to be reasonable approximations of their fair values. The fair value estimates were based on market information available to management at the time of the preparation of the financial statements.

 INVENTORY - Inventory is valued at the lower of cost or market, with cost determined by the first-in first-out method. Inventory consists of gear reducers. All inventory is considered finished goods.

 REVENUE RECOGNITION - Revenue from sales is recognized upon shipment and installation of a shredder. An allowance for returns and discounts is provided at the time of shipment when needed.

 PATENTS - The patents were being amortized over a 17-year period by the straight-line method.

 ADVERTISING COSTS - The Company expenses its advertising costs as incurred. The Company incurred $0 and $6,700 in advertising costs for the years ended December 31, 1998 and 1997.

 RENTAL COMMITMENTS - The Company rents its office building on a month-to-month basis. The Company paid $11,228 and $1,268 in rent expense for the years ended December 31, 1998 and 1997, respectively. The Company shares office space with another company under common control. The total rent expense is allocated between the two companies.

 RECLASSIFICATIONS - Certain items in the 1997 financial statements have been reclassified to conform to the current year classifications. Such reclassifications had no effect on previously reported net income.

 BASIC AND DILUTED LOSS PER COMMON SHARE - In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Under SFAS 128, loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution which could occur if all contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. In the Company's present position, diluted loss per share is the same as basic loss per share.

 NOTE 2--RELATED PARTY TRANSACTIONS

 The Company's parent corporation advanced monies on behalf of/or to the Company in past years. These monies were accounted for as capital contributions.

 The Company received advances of $0 and $35,242 from a publicly traded company during 1998 and 1997. The amount due this company was $180,071 and $200,657 at December 31, 1998 and 1997, respectively. There were no terms of repayment. The companies are related due to common ownership.

 The Company's president has advanced monies to the Company. No set terms were established but the Company has been making payments against loans of the president, including interest at rates ranging from 8% to 18%. See Note 3.

 NOTE 3--NOTES PAYABLE

 During 1992 the Company borrowed $150,000 from an individual. The note carried a 12% interest rate and was due on May 7, 1992. The balance on the note was $68,493 at December 31, 1998 and 1997.

 As mentioned in Note 2, the Company is indebted to its president in the amount of $102,215 at December 31, 1998 and $82,912 at December 31, 1997, which includes interest and is due on demand.

 During 1997, a $4,000 short-term note was loaned to the Company by a shareholder. This note bears no interest and is due on demand. During 1997, a $5,000 short-term note was loaned to the Company. This note carries a 12% interest rate and is due on demand. The note and interest were paid in 1997. During 1998 two short term notes for $10,000 each were loaned to the Company. These notes carry a 12% interest rate and are due on demand.

 NOTE 4--INCOME TAXES

 The major components of the net deferred tax asset as of December 31, 1998 and 1997 are as follows:

                                                       1998        1997
                                                    ----------  ----------
            Operating loss carry forwards . . . . . $  147,462  $  135,051
                                                    ----------  ----------
            Total Deferred Tax Asset. . . . . . . .    146,462     135,051

            Valuation allowance . . . . . . . . . .   (146,462)   (135,051)
                                                    ----------  ----------
            Net Deferred Tax Asset. . . . . . . . . $       -   $       -
                                                    ==========  ==========

 The net change in the valuation allowance was an increase of $12,411 and $11,741 for the years ended December 31, 1998 and 1997, respectively. The Company has operating loss carry forwards at December 31, 1998 of $726,965 which expire in 2005 through 2013 if unused.

 The components of the provision for income taxes were immaterial for all periods presented. The following is a reconciliation of the income tax at the federal statutory tax rate with the provision for income taxes for the years ended December 31, 1998 and 1997:

                                                       1998        1997
                                                    ----------  ----------

    Income tax benefit at statutory rate (34%). . . $  (17,581) $  (16,633)
    Change in valuation allowance . . . . . . . . .     12,411      11,741
    State tax net of federal benefit. . . . . . . .     (1,706)     (1,614)
    Benefit from lower tax rates. . . . . . . . . .      6,876       6,506
                                                    ----------  ----------
    Provision for Income Taxes. . . . . . . . . . . $       -   $       -
                                                    ==========  ==========

 When the Company changes ownership as discussed in Note 5, the net operating losses will be subject to limitations under Section 382 of the Internal Revenue Code.

 NOTE 5--SUBSEQUENT EVENTS

 On March 19, 1999, the Company and its shareholders entered into a reorganization agreement with of the shareholders of RecycleNet Corporation (RecycleNet), an Ontario corporation, whereby the Company agreed to transfer all of its existing assets and liabilities to a company controlled by the Company's parent corporation, reverse split its common stock on a 2-for-3 basis, increase the authorized common shares to 150,000,000 shares and agreed to merge a newly-formed, wholly-owned subsidiary with and into RecycleNet. In the reorganization, the RecycleNet shareholders exchanged all of the outstanding common shares of RecycleNet for 70,896,789 shares (post-split) of equivalent common stock of the Company.

 The reorganization with RecycleNet has been accounted for as a reorganization of RecycleNet (RecycleNet being the accounting acquirer) and the issuance of 7,877,421 shares of common stock (post-split) to the parent corporation for no consideration. The distribution of the assets, net of liabilities, was accounted as a capital contribution to the Company and recorded at the historical cost of the assets and liabilities transferred, as follows:

       Cash . . . . . . . . . . . . . . . . . . . . . . $    (899)
       Accounts receivable. . . . . . . . . . . . . . .   (11,645)
       Accounts payable . . . . . . . . . . . . . . . .    10,584
       Accrued expenses . . . . . . . . . . . . . . . .    61,359
       Payable to related parties . . . . . . . . . . .   103,215
       Payable to Garb Oil & Power. . . . . . . . . . .   221,953
       Notes payable. . . . . . . . . . . . . . . . . .    88,493
                                                        ---------
       Net Liabilities Transferred. . . . . . . . . . . $ 473,060
                                                        =========

                               Auditors' Report


          To the Members of RecycleNet Corporation

          We have audited the balance sheet of RecycleNet Corporation as at December 31, 1998 and the statements of loss and deficit and changes in cash resources for the 374 days then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards in Canada. those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

           In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash resources for the 374 days then ended in accordance with generally accepted accounting principles in Canada.


           Guelph, Ontario
           April 6, 1999                        Chartered Accountants

                              RECYCLENET CORPORATION
                                   BALANCE SHEET
                              AS AT DECEMBER 31, 1998

                                                               1998

     CURRENT
          Cash                                            $    81,958
          Short term investment                                 3,000
          Accounts receivable                                  40,752
                                                          -----------
                                                              125,710
                                                          -----------
     CAPITAL ASSETS (note 2)                                    6,813
                                                          -----------
     OTHER
          Goodwill (note 3)                                    11,680
          Incorporation and start-up costs (note 4)             8,000
                                                          -----------
                                                               19,680
                                                          -----------

                                                          $   152,203
                                                          ===========

                           LIABILITIES

     CURRENT
          Accounts payable and account liabilities        $     6,857
          Deferred revenue                                     48,470
                                                          -----------
                                                               55,327
                                                          -----------

                  SHAREHOLDER'S EQUITY (DEFICIT)

     SHARE CAPITAL
          Authorized
             Unlimited common shares
             Unlimited preferred shares
          Stated Capital
             17,994,610 common shares                         113,985



     (DEFICIT) RETAINED EARNINGS                              (17,109)
                                                          -----------
                                                          $   152,203
                                                          ===========


     APPROVED ON BEHALF OF THE BOARD OF DIRECTORS


     _____________________
           DIRECTOR

                                see accompanying notes

                          RECYCLENET CORPORATION
                       STATEMENT OF LOSS AND DEFICIT
                 FOR THE 374 DAYS ENDED DECEMBER 31, 1998


                                                            1998

     SALES
          Web advertising                                 $    68,381
          Trader access fees                                   80,106
          Other income                                          1,435
                                                          -----------
                                                              149,922
                                                          -----------

     OPERATING EXPENSES
          Internet service                                     15,040
          Sales commissions                                     5,795
          Salaries and benefits                               112,545
          Office                                                7,848
          Telephone                                             3,692
          Professional fees                                     5,430
          Bank charges and interest                               455
          Advertising and promotion                               702
          Bad debt expense                                      9,472
          Amortization                                          6,052
                                                          -----------
                                                              167,031
                                                          -----------
     NET LOSS, for the year                                   (17,109)
                                                          -----------
     (DEFICIT) RETAINED EARNINGS, end of year             $   (17,109)
                                                          ===========

                          see accompanying notes

                         RECYCLENET CORPORATION
               STATEMENT OF CHANGES IN CASH RESOURCES
              FOR THE 374 DAYS ENDED DECEMBER 31, 1998

                                                              1998

     CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
          Net loss                                        $   (17,109)
              Add: Items not involving cash
                   Amortization                                 6,052
                                                          -----------
                                                              (11,057)
                                                          -----------

     CHANGES IN NON-CASH OPERATIONAL BALANCES
          Accounts receivable                                 (40,752)
          Accounts payable                                      6,857
          Deferred income                                      48,470
                                                          -----------
                                                               14,575
                                                          -----------

     CASH PROVIDED BY OPERATING ACTIVITIES                      3,518
                                                          -----------

     CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
          Purchase of capital assets                           (7,945)
          Purchase of goodwill                                (14,600)
          Incorporation and start up expenditures             (10,000
          Purchase of short term investment                    (3,000)
                                                          -----------
                                                              (35,545)
                                                          -----------

     CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
          Proceeds of sale of common shares                   113,985
                                                          -----------

     CHANGE IN CASH                                            81,958

     CASH, beginning of year                                        0
                                                          -----------

     CASH, end of year                                    $    81,958
                                                          ===========

                            see accompanying notes

                            RECYCLENET CORPORATION
                      NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE 374 DAYS ENDED DECEMBER 31, 1998


    1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        RecycleNet Corporation is a company incorporated on December 22, 1997 under the laws of the province of Ontario, Canada. The company is in the business of designing Internet sites, Internet advertising and Internet trading of consumable recyclable goods.

        a)  CAPITAL ASSETS

            Capital assets are recorded at cost less accumulated amortization. Amortization is provided at the following rates:

                     Computer equipment - 30% per year

            Amortization is taken at one-half the applicable rate in the year of acquisition.

        b)  GOODWILL

            Goodwill is recorded at cost less accumulated amortization. Amortization has been calculated on a straight-line basis over a five year period.

        c)  INCORPORATION AND START-UP COSTS

            Incorporation and start-up costs incurred in this initial period have been deferred. Amortization of these deferred expenses has been calculated on a straight-line basis over a five year period.

    2.  CAPITAL ASSETS

                                                   Accumulated      Net
                                            Cost   Amortization     1998

        Computer equipment              $   7,945   $   1,031    $   6,914
                                        =========   =========    ==========

                                                   Accumulated       Net
                                            Cost   Amortization      1998

    3.  GOODWILL

        Goodwill                        $  14,600   $   2,920    $  11,680
                                        =========   =========    =========

                                                     Accumulated       Net
                                            Cost     Amortization      1998

    4.  INCORPORATION AND START-UP COSTS

        Incorporation and start-up
         costs                          $  10,000   $   2,000    $   8,000
                                        =========   =========    =========

                               RECYCLENET CORPORATION
                        NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE 374 DAYS ENDED DECEMBER 31, 1998


    5.   DEFERRED REVENUE

         Revenue is recognized as the services are provided and all costs associated thereto are accrued. As at December 31, 1998, $48,470.00 of revenue has been accrued or received for future provision of services by the company.

    6.   STATED CAPITAL

         During the year, 17,994,610 common shares were issued for a total of $113,985.00.

    7.   SUBSEQUENT EVENTS

         On March 19, 1999 RecycleNet Corporation amalgamated with an Ontario Corporation, becoming a subsidiary of Garbalizer Machinery Corporation, a corporation incorporated under the laws of the State of Utah, U.S.A. Prior to the amalgamation, RecycleNet Corporation split its common shares 3.869 to 1. In consideration of the amalgamation, existing shareholders of RecycleNet Corporation received one Class X share of the newly amalgamated company and one Class N share of Garbalizer Machinery Corporation for each share of RecycleNet Corporation. One Class X share with one Class N share may be converted to one common share of Garbalizer Machinery Corporation.